Global Markets & Investment Banking

4 World Financial Center - 5th Floor New York, New York 10080 212-449-6500

September 11, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. John Ganley

Via Facsimile:  202-551-6945

Re:	Advent/Claymore Global Securities & Income Fund
Form N-2 Registration Statement No. 333-143712
Investment Company Act File No. 811-22022

Dear Mr. Ganley:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we on behalf of the several underwriters, wish to advise you that the amended Registration Statement, Form N-2 as filed on September 7, 2007, and Preliminary Prospectus dated September 7, 2007, will be electronically distributed during the period September 7, 2007 through pricing on September 11, 2007 as follows: approximately 360 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of up to 3,400 preferred shares of beneficial interest of the Fund, Series T7 and 3,400 preferred shares of beneficial interest of the Fund, Series W7, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 pm on September 11, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/ Palma Mazzolla
Name: Palma Mazzolla
Authorized Signatory

Advent/Claymore Global Convertible Securities & Income Fund

2455 Corporate West Drive

Lisle, Illinois 60532

September 11, 2007

Mr. John M. Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Advent/Claymore Global Convertible Securities & Income Fund—Registration Statement on Form N-2 (File Nos. 333-143712 and 811-22022)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Advent/Claymore Global Convertible Securities & Income Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on September 11, 2007 or as soon as practical thereafter.

Sincerely,

ADVENT/CLAYMORE GLOBAL CONVERTIBLE
SECURITIES & INCOME FUND

By:	/s/ Rodd Baxter
Rodd Baxter
Secretary